Arhaus, Inc.

51 E. Hines Hill Road

Boston Heights, Ohio 44236

November 2, 2021

VIA EDGAR

Office of Trade and Services and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Donald Field and Lilyanna Peyser

Re:	Registration Statement on Form S-1, File No. 333-260015

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-260015) (the “Registration Statement”) of Arhaus, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 PM, Eastern Time, on November 3, 2021, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Baker & Hostetler LLP, by calling Suzanne K. Hanselman at (216) 861-7090.

We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Suzanne K. Hanselman of Baker & Hostetler LLP at the number set forth above.

Thank you for your assistance in this matter.

Very truly yours,

Arhaus, Inc.

By:	/s/ Dawn Phillipson
Name:	Dawn Phillipson
Title:	Chief Financial Officer